Exhibit 99.1

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

The tables below set forth Bank of Montreal’s consolidated ratios of earnings to fixed charges, calculated based on financial information prepared in accordance with International Financial Reporting Standards (IFRS), for the years ended October 31, 2018 and 2017:

	Year Ended October 31
	2017	2018
Excluding Interest on Deposits	4.47	3.30
Including Interest on Deposits	2.14	1.79

The tables below set forth Bank of Montreal’s consolidated ratios of earnings to fixed charges and preferred dividends, calculated based on financial information prepared in accordance with IFRS, for the years ended October 31, 2018 and 2017:

	Year Ended October 31
	2017	2018
Excluding Interest on Deposits	3.99	3.06
Including Interest on Deposits	2.06	1.74

Certain comparative figures have been reclassified to conform with the current year’s presentation.